UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Penn Treaty American Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
707874103
(CUSIP Number)
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5615
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS Atlas Advantage Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,305,417

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,305,417

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,305,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS Atlas Capital ID Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS Atlas Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		973,874

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		973,874

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	973,874

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS Atlas Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,279,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,279,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,279,291

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA/HC

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS RHA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,279,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,279,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,279,291

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS Robert H. Alpert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,279,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,279,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,279,291

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

This Amendment No. 1 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission (the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The reporting persons have acquired an aggregate of 2,279,291 shares of common stock of the issuer, which are reported herein, in multiple open market transactions for an aggregate purchase price of approximately $3,494,420.43 (excluding commissions). The source of funds for the purchase of common stock of the issuer was the general working capital of the Atlas Funds.”
Item 5. Interest in Securities of the Issuer.
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
03/08/2010	Atlas Advantage Master Fund	77,312		$0.10	Private Transaction
03/08/2010	Atlas Capital ID Fund, L.P.		77,312	$0.10	Private Transaction
04/06/2010	Atlas Advantage Master Fund	649,100		$0.08	Open Market
04/06/2010	Atlas Capital L.P.	100,900		$0.08	Open Market
Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.9
Joint Filing Agreement (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)

99.9
Letter to the board of directors of the issuer, dated July 10, 2009 (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2010	ATLAS ADVANTAGE MASTER FUND, L.P. By: Atlas Capital Management, L.P., its Investment Adviser

	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert
		Name:	Robert H. Alpert
		Title:	President

April 8, 2010	ATLAS CAPITAL ID FUND, L.P. By: Atlas Capital Management, L.P., its General Partner
	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert
		Name:	Robert H. Alpert
		Title:	President

April 8, 2010	ATLAS CAPITAL L.P.
	By:	Atlas Capital Management, L.P., its General Partner
By: RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert
		Name:	Robert H. Alpert
		Title:	President

April 8, 2010	ATLAS CAPITAL MANAGEMENT, L.P. By: RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert
		Name:	Robert H. Alpert
		Title:	President

April 8, 2010	RHA, INC.
	By:	/s/ Robert H. Alpert
		Name:	Robert H. Alpert
		Title:	President

April 8, 2010	ROBERT H. ALPERT
	By:	/s/ Robert H. Alpert
		Name:	Robert H. Alpert

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.9
Joint Filing Agreement (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)

99.9
Letter to the board of directors of the issuer, dated July 10, 2009 (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)